COMPANY REPORT

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MGE Energy, Inc.
Listed: NASDAQ
Symbol: MGEE
Industry: Utility
April 2006

MGE ENERGY

MGE Energy, Inc (MGEE)
Corporate Profile

MGEE is a holding company which owns Madison Gas and Electric Company (MGE). Through MGE, our electric and gas utility subsidiary, we generate and distribute electricity to nearly 136,000 customers in Dane County, Wisconsin (250 square Miles) and purchase and distribute natural gas to more than 137,000 customers in seven Wisconsin counties (1,375 square miles). MGE has served the Madison area since 1896.

MGEE offers a direct stock purchase and dividend reinvestment plan. A plan prospectus describing the plan, our stock and the risks associated with an investment in our company, is available for your review, please contact us for more information:

MGE Energy, Inc.
Shareholder Services
PO Box 1231
Madison WI 53701
e-mail investor@mgeenergy.com
www.mgeenergy.com
1-800-356-6423

Dividend Achiever. MGE has delivered annual dividend increases for more than two decades and paid cash dividends each year since 1909. In 2006, MGE was recognized by MERGENT'S Dividend Achievers, as part of an elite class of companies that have increased their dividend for 10 or more consecutive years. Just 3% of all U.S. publicly listed companies met this stringent criteria required to be a Divided Achiever. MGEE's board of directors increased the quarterly dividend paid on its common stock to $0.345 per share effective September 1, 2005.

Financial Strength. Standard & Poor's ranks MGE's credit rating No. 1 in the nation for combination gas and electric utilities. This top ranking reflects MGE's financial strength and the vibrant economic growth in our service area.

Contact:
Ken Frassetto
Director - Shareholder Services & Treasury Management
133 S. Blair Street
P.O. Box 1231
Madison, WI 53701-1231
(608) 252-4723
kfrassetto@mge.com

Cumulative Five-Year
Total Return Comparison
(assumes dividends reinvested)


$188
$148
$137
$100
2000
2001
2002
2003
2004
2005
MGEE
Russell 2000
EEI index

We, MGE Energy, Inc., have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from us by calling 252-4744 (from Madison, Wisconsin) or 1-800-356-6423 (within Continental United States).

BALANCE SHEET DATA

YEAR ENDING - December 31

Year	Capitalization							Common Shares				Return on Avg. Common Equity	Cap. Exp.	Cash Flow $ per Share		
	Debt		Preferred		Common Eqty		Total Capital	No. Mil. Out-standing	Book Value	Total Assets				Earned	Dep. and Other	Total
	$ Mil	% Total	$ Mil	% Tot.	$ Mil	% Total	$ Mil		$	Mil.			$			
2000	183.6	47.8	-	-	200.3	52.2	383.9	16.6	12.05	607.3		14.07	73.6	0.76	2.11	2.88
2001	177.6	45.1	-	-	216.3	54.9	393.9	17.1	12.72	568.9		12.98	42.0	2.25	2.09	4.33
2002	192.1	45.8	-	-	227.4	54.2	419.5	17.6	13.47	650.0		12.74	77.0	1.37	1.67	3.04
2003	202.2	43.5	-	-	263.1	56.5	465.3	18.3	14.34	726.0		12.21	83.0	2.33	1.27	3.61
2004	202.3	37.4	-	-	338.2	62.6	540.5	20.4	16.59	828.8		11.37	95.7	1.70	1.22	2.92
2005	222.3	39.3	-	-	343.9	60.7	566.2	20.5	16.81	916.9		9.40	85.8	1.01	1.43	2.44

1 VISUAL ANALYSIS of Sales, Earnings and Price

Company: MGE Energy, Inc.


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3 PRICE-EARNINGS HISTORY

CURR. PRICE_____ YR. HIGH_____ YR. LOW_____

	Year	A Price HIGH	B Price LOW	C Earnings per Share	D Price Earnings Ratio HIGH A/C	E Price Earnings Ratio LOW B/C	F Dividend Per Share	G % Payout F/C x 100	H % High Yield F/B x 100
1	2001	27.80	20.88	1.62	17.2	12.9	1.33	82.10	6.37
2	2002	30.14	24.58	1.69	17.8	14.5	1.34	79.29	5.45
3	2003	35.84	25.00	1.71	21.0	14.6	1.35	78.95	5.40
4	2004	36.40	27.60	1.77	20.6	15.6	1.36	76.84	4.93
5	2005	38.75	30.50	1.57	24.7	19.4	1.37	87.26	4.49
6	Total								
7	Average								
8	Average Price Earnings Ratio				9 Current Price Earnings Ratio				

4 EVALUATING RISK and REWARD

A HIGH PRICE–NEXT 5 YEARS

Avg. High P/E ______ (3D7) x Est. High Earnings / Share______ = Forecast High Price B-1$______ (4A1)

B LOW PRICE–NEXT 5 YEARS

(a) Avg. Low P/E______ (3E7) x Estimated Low E / Share ______ = $ ______

(b) Avg. Low Price of Last 5 Years = ______ (3B7)

(c) Recent Severe Market Low Price = ______

(d) Price Dividend Will Support Present Divd / High Yield (H) = ______ = ______

Selected Estimated Low Price ______ B-2 $______ (4B1)

C ZONING

______ (4A1) High Forecast Price Minus ______ (4B1) Low Forecast Price Equals ______ (C) Range. 1/3 of Range. = ______ (4CD)

Lower 1/3 = ______ (4B1) To ______ (Buy) (4C2)

Middle 1/3 = ______ To ______ (Maybe) (4C3)

Upper 1/3 = ______ To ______ (Sell) (4C4)

Present Market Price of ______ is in the ______ (4C5) Range

D UP-SIDE DOWN-SIDE RATIO (Potential Gain vs. Risk of Loss)

High Price______ (4A1) Minus Present Price______

______ = ______ = ______ (4D) To 1

Present Price ______ Minus Low Price______ (4B1)

2 EVALUATING MANAGEMENT

		2001	2002	2003	2004	2005	5 Yr. Avg.	Trend up	Trend down
A	% Pre-Tax Profit on Sales (Net Before Taxes/Revns)	12.98	13.81	12.55	12.83	10.12			
B	% Earned On Invested Capital (EPS/Book Value)	12.74	12.55	11.92	10.67	9.34			

5 YIELD

A Present Full Year's Dividend $______ / Present Price of Stock $______ = ______ x 100 = Present Yield or % Returned on Purchase Price

B AVERAGE YIELD OVER NEXT 5 YEARS

Avg. Earn. Per Share Next 5 Years______ x Avg. % Payout ______ / Present Price = ______%

INCOME-REVENUE DATA / COMMON SHARE DATA

Year	Sales $ (mil)	Sales Per Share	Pre-Tax Net $ (mil)	Pre-Tax Net % of Sales	Income Tax $ (mil)	Net Income* $ (mil)	Earned	Dividend	% Pay-out	Yield on Avg. Price	Price Range High	Price Range Low	P-E Ratio High	P-E Ratio Low
1995	248.59	15.46	38.98	15.7	15.07	23.91	1.49	1.26	84.6	5.39	23.38	20.38	15.7	13.7
1996	253.29	15.76	11.04	4.4	4.61	6.43	0.40	1.27	318.5	6.29	27.50	19.63	68.8	49.1
1997	264.65	16.46	36.03	13.6	13.51	22.52	1.40	1.29	91.9	5.59	23.75	18.50	17.0	13.2
1998	249.75	15.53	35.34	14.1	13.11	22.23	1.38	1.30	94.1	5.71	23.69	20.88	17.2	15.1
1999	274.03	17.04	37.62	13.7	13.88	23.75	1.48	1.31	88.4	6.50	23.38	16.38	15.8	11.1
2000	324.11	19.78	43.11	13.3	15.75	27.36	1.67	1.32	78.9	5.83	23.69	16.75	14.2	10.0
2001	333.71	19.84	43.30	13.0	15.94	27.25	1.62	1.33	82.0	5.02	27.80	20.88	17.2	12.9
2002	347.10	20.05	47.92	13.8	18.73	29.19	1.69	1.34	79.2	5.00	30.14	24.58	17.8	14.5
2003	402.57	22.50	50.54	12.6	19.90	30.64	1.71	1.35	78.9	4.29	35.84	25.00	21.0	14.6
2004	424.88	22.22	54.50	12.8	20.66	33.84	1.77	1.36	76.8	3.77	36.40	27.60	20.6	15.6
2005	513.37	25.12	51.96	10.1	19.87	32.09	1.57	1.37	87.3	4.04	38.75	30.50	24.7	19.4
AVG 5 YR														
AVG 11 YR														

* deducts preferred stock dividends from net income

QUARTERLY

Period Ended	Revenue ($ Millions) 2005	Revenue 2004	Revenue 2003	Pre-Tax Net % Sales 2005	Pre-Tax Net % Sales 2004	Pre-Tax Net % Sales 2003	Earned Per Share 2005	Earned Per Share 2004	Earned Per Share 2003	Dividends Paid Per Share 2005	Dividends Paid Per Share 2004	Dividends Paid Per Share 2003
1st Q	138.9	135.3	128.5	9.7	16.8	12.0	0.40	0.75	0.53	0.342	0.338	0.336
2nd Q	100.5	85.4	82.6	8.7	10.9	11.7	0.27	0.31	0.33	0.342	0.338	0.336
3rd Q	114.4	86.8	87.9	14.3	16.4	19.2	0.48	0.48	0.56	0.345	0.342	0.338
4th Q	159.6	117.3	103.5	8.4	7.0	8.3	0.42	0.25	0.29	0.345	0.342	0.338